EXHIBIT 99.1

Just Energy Reports Fiscal Fourth Quarter and Full Year 2020 Results

Base EBITDA from Continuing Operations of $74.6 million in Q4 and $185.8 million in FY2020
Realized spend reduction of approximately $70 million in FY2020 vs. FY2019, incremental $30 million to $40 million expected in FY2021
Guidance of between $130 million and $160 million of Base EBITDA in FY2021
Strategic Review has concluded and Just Energy plans to remain independent

TORONTO, July 08, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, announced its fourth quarter and year-end results for fiscal 2020.

“In Fiscal 2020 we took significant steps to further reduce spend, streamline our portfolio, stabilize liquidity and add high-quality customers across our key markets in North America,” said Just Energy’s President and Chief Executive Officer, R. Scott Gahn. “We exceeded our spend reduction target of $60 million for fiscal 2020 by improving operations in our core North American commodity business.  These completed actions will deliver approximately $100 million in savings in fiscal 2021 relative to our fiscal 2019 performance, highlighting our operational improvements from completing our strategic review. These savings exclude the incremental bad debt savings that we are realizing from our enhanced controls. However, we continue to operate in a difficult situation as a Company, facing significant liquidity risks.  Moreover, Just Energy has material debt obligations coming due in the near future, namely the $370 million Credit Facility which matures on September 1, 2020.”

“We continue to work diligently to review and address our financial processes. From these efforts, we have restated the first quarter of fiscal 2019 results, which reduced our fiscal 2019 Base EBITDA to $160.8 million. These efforts do not impact future cash flows or the performance of the business. Base EBITDA from continuing operations in fiscal 2020 was $185.8 million, inclusive of the $22.0 million positive adjustment from the reduction in the Filter Group earn-out liability.”

“We have taken several difficult but necessary steps to protect the health and safety of our employees, customers and communities during the COVID-19 pandemic. We continue to closely monitor the situation and are encouraged by the resiliency of our people and our business.  While COVID-19 has delayed the next phase of performance transformation, including enhancing our sales channels to deliver historic levels of new customers, we remain confident that the steps we are taking now to rebuild these channels positions us well for the future.”

Mr. Gahn added, “Despite near-term uncertainties due to COVID-19, our business continues to operate efficiently. We are keenly focused on our cost optimization efforts, acquiring high quality customers and our ongoing efforts to transform sales channels in our core North American markets, all of which will support our mission to drive long-term profitability.”

Key developments:

  Strategic Review provided valuable insights into how best to unlock additional value from the business. As a result, Just Energy plans to remain a standalone energy retailer and take steps to strengthen its balance sheet.

  Fourth quarter Base EBITDA increased 25% to $74.6 million, primarily due to the significant increase in Base gross margin and the decrease in selling and marketing expenses and bad debt expense, excluding $6.1 million for non-recurring charges for Strategic Review costs and the Texas residential enrolment and collections impairment. Fiscal 2020 Base EBITDA is $185.8 million, inclusive of the $22.0 million positive adjustment from the reduction in the Filter Group earn-out liability.

  Base gross margin increased 5% to $180.4 million in the fiscal fourth quarter, primarily due to margin improvement initiatives and supply cost management driving lower costs, partially offset by the decline in the customer base. Annual Base gross margin was $610.6 million an increase of 3% from the prior fiscal year.

  Total spend reduction in fiscal 2020 of $68.3 million versus fiscal 2019 achieved through lower Administrative expenses ($11.3 million), Selling non-commission and marketing expenses ($12.7 million), capital expenditures ($29.5 million) and fiscal 2019 restructuring costs ($14.8 million).  Fiscal 2021 cost-savings relative to fiscal 2019 expected to reach $100 million.

     --   Administrative expenses, excluding Strategic Review costs of ~$13.9 million, decreased 7% from $165.3 million in fiscal 2019 to $154.0 million in FY2020 as result of cost-reduction efforts and organizational simplification during FY2020.

     --   Selling non-commission and marketing expenses decreased 14% from $90.8 million in fiscal 2019 to $78.1 million in fiscal 2020 due to optimization of selling overhead and eliminating low-return selling activities.

     --   Capital expenditures decreased by 62% from $43.5 million in FY2019 to $16.5 million in fiscal 2020 due to improved capital allocation and processes.

  Total residential customer equivalent (“RCE”) count decreased 7% year-over-year to 3.4 million, reflecting the transition from an RCE-driven focus to a greater emphasis on attracting and retaining strong-fit customers that will drive profitability.

  Embedded gross margin (“EGM”) of $1,807.8 million decreased 14% compared to the embedded gross margin as at March 31, 2019, driven by the decline in the commodity EGM due to a decline in the North American commodity customer base.

  Fiscal 2019 Base EBITDA has been re-stated, reducing fiscal 2019 Base EBITDA to $160.8 million (excluding previously reported discontinued operations). The impact of this re-statement does not have a cash impact on future performance.

Financial highlights
For the three months ended March 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2020	(decrease)	Fiscal 2019
Sales	$675,683	(15)%	$797,409
Cost of goods sold	388,174	(32)%	574,543
Gross margin	287,509	29%	222,866
Realized change of derivative instruments and other	(107,089)	112%	(50,435)
Base gross margin	180,420	5%	172,431
Administrative expenses[4]	46,051	18%	38,998
Selling commission expenses	36,983	(6)%	39,480
Selling non-commission and marketing expenses	16,584	(30)%	23,861
Restructuring costs	-	NMF [3]	8,862
Finance costs	26,770	(6)%	28,581
Impairment of goodwill, intangible assets and other	92,401	NMF [3]	-
Loss from continuing operations	(138,210)	NMF [3]	(25,817)
Loss from discontinued operations	(2,721)	(97)%	(93,593)
Loss[1]	(140,931)	18%	(119,410)
Loss per share from continuing operations available to shareholders – basic	(0.93)		(0.23)
Loss per share from continuing operations available to shareholders – diluted	(0.93)		(0.23)
Dividends/distributions	-	NMF [3]	22,004
Base EBITDA from continuing operations[2]	74,632	25%	59,479
Total gross customer (RCE) additions	245,000	12%	219,000
Total net customer (RCE) additions[2]	(44,000)	(13)%	(39,000)

1 Loss includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2 See “Non-IFRS financial measures” in the Fiscal 2020 Annual Report’s Management’s Discussion and Analysis.
3 Not a meaningful figure.
4 Includes $6.1 million of Strategic Review costs for the fourth quarter of fiscal 2020.

Financial highlights
For the years ended March 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2020	(decrease)	Fiscal 2019
Sales	$2,772,809	(9)%	$3,038,438
Cost of goods sold	2,136,456	(9)%	2,359,867
Gross margin	636,353	(6)%	678,571
Realized change of derivative instruments and other	(25,773)	(69)%	(83,776)
Base gross margin[2]	610,580	3%	594,795
Administrative expenses[4]	167,936	2%	165,328
Selling commission expenses	142,682	18%	120,960
Selling non-commission and marketing expenses	78,138	(14)%	90,778
Restructuring costs	-	-	14,844
Finance costs	106,945	22%	87,779
Impairment of goodwill, intangible assets and other	92,401	NMF [3]	-
Loss from continuing operations	(298,233)	116%	(138,272)
Loss from discontinued operations	(11,426)	(91)%	(128,259)
Loss for the year[1]	(309,659)	16%	(266,531)
Loss per share from continuing operations available to shareholders – basic	(2.05)		(1.00)
Loss per share from continuing operations available to shareholders – diluted	(2.05)		(1.00)
Dividends and distributions	26,195	(70)%	88,030
Base EBITDA from continuing operations[2]	185,836	16%	160,758
Free cash flow[2]	24,596	128%	(88,037)
Embedded gross margin[2]	1,807,832	(14)%	2,097,800
Total customers (RCEs)	3,396,000	(7)%	3,638,000
Total gross customer (RCE) additions	716,000	(29)%	1,011,000
Total net customer (RCE) additions	(242,000)	NMF [3]	(28,000)

1 Loss includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2 See “Non-IFRS financial measures” in the Fiscal 2020 Annual Report’s Management’s Discussion and Analysis.
3 Not a meaningful figure.
4 Includes $13.9 million of Strategic Review costs for fiscal 2020 for the fourth quarter of fiscal 2020.

Balance sheet and liquidity

  Total cash and available liquidity on the credit facility as of March 31, 2020 was $87.2 million due to actions the Company has taken to reduce costs and improve liquidity and available supplier credit.
  Total debt increased 8% from $725.4 million as at March 31, 2019 to $782.0 million as at March 31, 2020 driven by additional withdrawals on the credit facility and the 8.75% loan, partially offset by the partial redemption of the 6.5% convertible debentures and continued reduction of the Filter Group debt.
Embedded gross margin

(millions of dollars)
	Fiscal	Fiscal	2020 vs.2019
	2020	2019	variance
Embedded gross margin	$1,807.8	$2,097.8	(14)%

The decrease in the Company’s embedded gross margin is due to the decline in the North American commodity customer base, partially offset by the stronger U.S. dollar.

Total customer count

	As at	As at
	March 31,	March 31,	% increase
	2020	2019	(decrease)

Consumer	988,000	1,159,000	(15)%
Commercial	119,000	120,000	(1)%
Total customer count	1,107,000	1,279,000	(13)%
  Total customer count decreased 13% to 1,107,000 compared to the prior year, excluding discontinued operations. The decline in customers is a result of the Company’s focus on renewing and adding higher quality and long-lasting customers, as well as the natural attrition of the customer base. The customer count captures customers with a distinct service address.

Gross margin per RCE

	Fiscal	Number of	Fiscal	Number of
	2020	RCEs	2019	RCEs

Consumer customers added or renewed	$386	526,000	$300	880,000

Commercial customers added or renewed[1]	92	682,000	76	742,000

[1]Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

Total RCE summary

	Apr 1,			Failed to	Mar. 31,	% increase
	2019	Additions	Attrition	renew	2020	(decrease)
Consumer
Gas	406,000	37,000	(92,000)	(26,000)	325,000	(20)%
Electricity	993,000	209,000	(259,000)	(67,000)	876,000	(12)%
Total Consumer RCEs	1,399,000	246,000	(351,000)	(93,000)	1,201,000	(14)%
Commercial
Gas	436,000	88,000	(72,000)	(23,000)	429,000	(2)%
Electricity	1,803,000	382,000	(190,000)	(229,000)	1,766,000	(2)%
Total Commercial RCEs	2,239,000	470,000	(262,000)	(252,000)	2,195,000	(2)%
Total RCEs	3,638,000	716,000	(613,000)	(345,000)	3,396,000	(7)%
  Consumer RCE additions amounted to 246,000 for the year ended March 31, 2020, a 48% decrease from corresponding year ended March 31, 2019, primarily driven by a greater emphasis on attracting and retaining strong-fit customers that will drive greater profitability and the natural attrition in response to the pricing actions implemented in fiscal 2020.
  Commercial RCE additions were 470,000 for the three months ended March 31, 2020, a 13% decrease over the prior comparable period of fiscal 2019 due to competitive pressures on pricing in the U.S. market. Commercial failed to renew RCEs for the year ended March 31, 2020 of 252,000 RCEs decreased 13% from the corresponding period in March 31, 2019.
  The Consumer attrition rate increased five percentage points to 26% and the Commercial attrition rate increased two percentage points to 9%. Consumer attrition was severely affected in FY2020 by the rectified Texas enrollment issues. The Company expects Consumer attrition rates to subside and be in line with historical lower levels during early FY2021.
  The Consumer renewal rate increased to 77%, and the Commercial renewal rate decreased by one percentage point to 50% as compared to the prior year. The increase in the overall Consumer renewal rate was driven by improved retention offerings, offset by attrition while the decline in the Commercial renewal rate reflected a very competitive market for Commercial renewals with competitors pricing aggressively and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

Outlook

In fiscal 2020, Just Energy committed to reducing the overhead costs in our business and significantly improving the quality of our customer book.

In fiscal 2020, the Company achieved a total reduction in spend (overhead and capital) of approximately $70 million relative to fiscal 2019.  In fiscal 2021 the Company expects to benefit from the full run-rate of these savings and achieve a sustainable spending rate of approximately $100 million less than fiscal 2019. The Company is committed to continuously evaluating all spend and identifying future opportunities to streamline the business.

The recent market exits demonstrate Just Energy’s commitment to focus on its North American operations. The sale of the U.K., Ireland and Japan operations are now complete, as is the sale of the Company’s Georgia assets. Just Energy continues to actively evaluate the optimal strategy for our remaining non-core operations, particularly value-added products considering the Company’s renewed focus on its commodity business.

Given the uncertainty associated with COVID-19, and the impact it has had on sales, the Company is providing a wider than normal guidance range of between $130 and $160 million of Base EBITDA for fiscal 2021. The Company also expects to achieve between $70 and $100 million of unlevered free cash flow in fiscal 2021 subject to the extent that management decides to reduce extended supplier payables. As the year progresses and the Company has a clearer understanding of the impact of the pandemic the Company will revisit its guidance.

Earnings call

The Company will host a conference call and live webcast with R. Scott Gahn, chief executive officer, and Jim Brown, chief financial officer, to review the fiscal fourth quarter results beginning at 11:30 a.m. Eastern Time on July 8th, 2020.

Just Energy Conference Call and Webcast

  Wednesday, July 8th, 2020
  11:30 a.m. ET

Those who wish to participate in the conference call may do so by dialing 1-877-501-3160 in the U.S. and Canada. International callers may join the call by dialing 1-786-815-8442. The Conference ID# is 9897748. The call will also be webcast live over the internet at the following link:

https://edge.media-server.com/mmc/p/v54zs6sk

A webcasted replay for the call will also be archived on the JE investor relations website a few hours after the event.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, guidance for Base EBITDA for the fiscal year ending March 31, 2021; the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year; the Company’s ability to identify further opportunities to improve its cost structure; discussions with lenders,  the impact of COVID-19; the Company’s transition from a purely RCE driven focus; improvement in the Company’s expected credit loss experience; the Company’s ability to attract and retain strong-fit customers and the impact thereof on the achievement by the Company of greater profitability; and the impact of the actions and remediation efforts taken or implemented by the Company in remediating the material weaknesses in the Company’s internal controls over financial reporting. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales, including risks associated with reliance on suppliers, uncertainties relating to the ultimate spread, severity and during of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates, the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic, the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements, general economic, business and market conditions, the ability of management to execute its business plan, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer credit risk, rates of customer attrition, fluctuations in natural gas and electricity prices, interest and exchange rates, actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition, the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

NON-IFRS MEASURES

The financial measures such as “EBITDA”, “Base EBITDA, “Base gross margin”, “Free cash flow” and “Embedded Gross Margin” do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Just Energy Fiscal 2020 Annual Report’s management’s discussion and analysis for the Company’s definition of “EBITDA” and other non-IFRS measures.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.